Exhibit 12.1
Quicksilver Resources Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended	Years Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Earnings:
Add:
Income (loss) before income taxes	$(56,182)	$176,168	$(2,648,176)	$147,909	$713,828	$(836,856)
Income of equity investees	—	—	—	8,439	(22,323)	(75,444)
Cash distributions from equity investees	—	—	—	19,830	20,906	11,100
Fixed charges	42,302	193,500	183,761	190,812	193,575	175,465
Deduct:
Interest capitalized	(1,309)	(7,703)	(18,423)	(7,416)	(4,750)	(6,127)
Noncontrolling interest	—	—	—	—	(9,724)	(12,234)
Earnings for computation	$(15,189)	$361,965	$(2,482,838)	$359,574	$891,512	$(744,096)
Fixed charges:
Gross interest expense	$39,375	$165,381	$172,502	$172,696	$174,906	$155,696
Amortization of debt issuance/discount	2,665	26,920	9,854	16,510	17,226	18,410
Portion of rents representative of interest	262	1,199	1,405	1,606	1,443	1,359
Total fixed charges	$42,302	$193,500	$183,761	$190,812	$193,575	$175,465
Ratio of earnings to fixed charges	—	1.9	—	1.9	4.6	—
Earnings insufficient to cover fixed charges	$(57,491)	N/A	$(2,666,599)	N/A	N/A	$(919,561)